SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

November 7, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Ref.: Changes in the Board of Directors of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the requirements of the Rules of the National Securities Commission and the corresponding ByMA and MAE Rules.

In this regard, it is hereby informed that the Board of Directors, at its meeting held on November 7, 2024, accepted the resignation of Mrs. María Araceli Guzmán as Alternate Director for Class D shares, for strictly personal reasons.

In addition, the Supervisory Committee for Class D shares, appointed Mr. Ignacio Ezequiel Bruera, as Alternate Director for Class D shares, replacing Mrs. Guzmán, with a term of office until the election of directors by the Shareholders’ Meeting.

Sincerely yours,

Margarita Chun
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer